HYPERDYNAMICS


                           Westwood Technology Center
                            9700 Bissonet, Suite 1700
                             Houston, Texas   77036
                      Ph. 713-353-9400     Fax 713-353-9421
                  email: kent@hypd.com    website: www.hypd.com


March 24, 2005
Ms. Linda van Doorn
Mr. Matthew Dowling
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
Washington, DC 20549

Re:    Comment letter dated March 8, 2005
Via:   Edgar filing

Dear Ms. Van Doorn and Mr. Dowling;

We have received your comments on our form 10-KSB for the year ended June 30, 2004 and Form 10-QSB for the quarters ended December 31, 2004 and 2003. We have attached responses to the comments to this letter.

With this letter, we acknowledge that
     1) Hyperdynamics is responsible for the adequacy and accuracy of the disclosure in our filings;
     2) SEC Staff comments or changes to disclosure in response to staff comments do not forclose the Commission from taking any action with respect to the filings; and
     3) Hyperdynamics may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are happy to cooperate in this matter. Please contact me should you have any further questions, comments, or concerns.

Sincerely,
HYPERDYNAMICS CORPORATION



Kent P. Watts
President & CEO


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Attachment: Responses to comment letter received March 8, 2005


Form 10-KSB for the year ended June 30, 2004
--------------------------------------------

Financial Statements and Notes
------------------------------

Note 1 - Significant Accounting Policies
----------------------------------------

1. Noted.

Note 2 - Acquisition of HYD Resources Corporation, page F-11
------------------------------------------------------------

2. HYD Resources was formed on April 12, 2004 when its two owners, Sam Spears Jr. and Phillip Steven Ahlberg, contributed oilfield equipment that they owned in return for their stock in this company. Hyperdynamics purchased 100 % of the stock in HYD Resources on April 23, 2004. HYD Resources had no operations prior to its acquisition by Hyperdynamics. From the perspective of Hyperdynamics the acquisition was routine and essentially the purchase of a collection of assets and not the purchase of a business. As such, we did not consider the provisions of Item 310(c) and (d) relevant to this acquisition.

We realize that the investment in HYD at the time of the acquisition, a commitment to issue shares worth approximately $375,000, is between 20% and 40% of the total consolidated assets of Hyperdynamics as of June 30, 2003, the most recently filed annual statement as of the date of the acquisition. Additionally, at the time of the acquisition, HYD's owners estimated the value of the assets acquired as $300,000, which also is between 20% and 40% of the total consolidated assets of Hyperdynamics at that date. This would seem to indicate that, were HYD Resources an acquired business, audited financial statements and pro forma disclosures for HYD Resources would be required. However, we do not think that audited financial statements and pro forma disclosures would in this case provide meaningful or useful additional information to our investors, because HYD Resources experienced no cash flows, no income, no expenses, and the balance sheet would reflect only the assets, with an offsetting entry to capital.

Note 4 - Unproved Oil and Gas Properties, page F-12 to F-13
-----------------------------------------------------------

3. Disclosure requirement noted. In connection with the acquisition of USOil's interest in GHRC, GHRC transferred all of its assets and liabilities to SCS Corporation, and as such it is no longer an active corporation. If this transfer had not been made, GHRC would be consolidated into the reporting entity.

4. Noted.

Note 5 - Oil and Gas Accounting Policies, page F-13
---------------------------------------------------

5. Noted.

Note 14 - Stock Options and Warrants / 2003 Restatement, page F-18 to F-20
--------------------------------------------------------------------------

6. Noted.


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Item 2.  Description of Property, page 8
----------------------------------------

7. Noted.

Item 13. Exhibits, page 25
--------------------------

8. We plan to revise our Form 10-KSB filing to add the following exhibits:

Exhibit 2 Stock Exchange Agreement dated April 23, 2004 for acquisition of HYD Resources Corporation

Exhibit 3.1.1  Articles of Incorporation
Exhibit 3.1.2  Amendment Number 1 to Articles of Incorporation
Exhibit 3.1.3  Amendment Number 2 to Articles of Incorporation
Exhibit 3.1.4  Amendment Number 3 to Articles of Incorporation

Exhibit 3.2    Bylaws

Exhibit 10.1 Employment Agreement dated April 23, 2004 between HYD Resources Corporation and Phillip Steven Ahlberg

Exhibit 10.2 Employment Agreement dated April 23, 2004 between HYD Resources Corporation and Sam Spears, Jr.

Exhibit 21     Subsidiaries of the registrant

Form 10-QSB for the period ended December 31, 2004
--------------------------------------------------

Item 2. Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
of Operation
------------

Liquidity and Capital Resources, page 10
----------------------------------------

9. The lease in which we plan to sell working interest was acquired in October - subsequent to the acquisition of Trendsetter Production Company - from an unrelated third party. We paid a bonus of $25 per acre for this lease and the property owner will receive a 1/6 royalty: both the bonus and the royalty interest are reasonable terms for the geographical area and the characteristics of the property involved. As of December 31, 2004 we had incurred about $105,000 of costs in drilling the first well on this lease and we had begun drilling a second well on this lease. The property also contained several shut-in wells which we have been working over during the current quarter. We consider that the gain on the sale of working interest to non-operators is possible based upon initial engineering reserve reports relating to the property's potential, and after incurring more than nominal exploration and development costs. Working interests in this property are currently being marketed to potential purchasers.


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